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                                                                    EXHIBIT 99.1

Satyam Infoway Announces Agreement to Acquire US
Based Online Shopping Mall IndiaPlaza in an All Stock Deal


CHENNAI, India--(BUSINESS WIRE)--July 25, 2000--Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier Internet and eCommerce company announced today that it has entered into an agreement to acquire 100% of San Jose, CA based IndiaPlaza.com Inc., a leading worldwide India-interest online shopping mall.

In an all-stock deal, Satyam Infoway will acquire IndiaPlaza.com Inc. by issuing 480,000 American Depositary Shares (ADSs) of Satyam Infoway. (At the closing price of Satyam Infoway's ADSs at Nasdaq on Monday, 24th July 2000 the deal is valued at US $ 8.1 million).

IndiaPlaza.com Inc. (http://www.indiaplaza.com) owns and operates online shopping malls in the USA, UK and in India. IndiaPlaza.com is very popular with the large and growing Non-resident Indian (NRI) population in the US, UK and elsewhere and caters to the specific shopping needs of this population with a wide range of products including music, movies, food and grocery items, gift articles, fashion jewelry, arts and handicrafts, mithai (sweets), rakhis, Diwali shopping etc. IndiaPlaza.com has strategic tie-ups with vendors and distribution channels providing a seamless experience to the user in placing the order, tracking it and processing payments.

IndiaPlaza reported revenues of US $ 0.5 Million for the quarter ended 30th June 2000. Under the terms of the deal, the team that created and operated IndiaPlaza is expected to continue to work for SIFY.

Mr. R. Ramaraj, CEO and Managing Director of SIFY said, "IndiaPlaza will be a solid strategic fit to SIFY's portal business and complements our IndiaWorld acquisition. IndiaPlaza's shopping mall on the net, logistics backbone and customer interface is expected to go a long way in raising the eCommerce revenue potential of SIFY's online community in the US, UK and elsewhere."

Mr. Vijay Shah, CEO of IndiaPlaza said, "We are happy to be part of SIFY's portal business. This will entail a wider reach for IndiaPlaza.com and will enable us to synergise our strengths in eshopping with SIFY's leadership in the portal business."

About SIFY


Satyam Infoway Limited (Nasdaq:SIFY - news) is the second largest national provider of Internet access and Internet services to consumers and businesses in India. As of June 2000, Satyam Infoway has more than 200,000 consumer Internet subscribers. The Company's network presently serves 44 locations, covering more than 220 cities throughout India. The products of Satyam Infoway include consumer Internet access services, on-line portal and content offerings and corporate network and technology services. Satyam Infoway has the distinction of being the first ISP in India to be awarded the ISO 9002 for customer satisfaction. Over 500 corporations use Satyam Infoway's business-to-business products and services. UUNet Technologies, Sterling
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Commerce and Open Market are some of Satyam Infoway's strategic partners. SIFY's portal (including IndiaWorld Communications' websites) registered an aggregate of 80 million page views in June 2000.

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks related to our Business" in Satyam Infoway's Report on Form 20-F for the year ended March 31, 2000 which has been filed with the Securities and Exchange Commission. This report is available at www.sec.gov.

_________________
Contact:
      Satyam Infoway Ltd.
      R. Ramaraj or George Zacharias or T. R. Santhanakrishnan
      (+ 91 44) 435 3221